Gregory Xethalis +1 212.836.7730 Direct gregory.xethalis@apks.com

October 6, 2017

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Office of Disclosure Review and Accounting

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Active Weighting Funds ETF Trust (the “Trust”) Amendment No. 3 to the Registration Statement on Form N-1A Registration Numbers 333-215588; 811-23226 Filed: October 2, 2017 CIK No.: 0001683471

Dear Mr. Minore:

On behalf of the Active Weighting Funds ETF Trust (“Trust”) sponsored by our client, Active Weighting Advisors, LLC (“Advisor”), we are submitting this correspondence in response to your comments to the Trust’s filing of amendment number 3 under the Securities Act of 1933, as amended (“Securities Act”), and pre-effective amendment number 3 under the Investment Company Act of 1940, as amended, (“1940 Act”), to the Trust’s registration statement on Form N-1A (“Registration Statement”). Attached as Exhibit A hereto is a marked copy (“Marked Exhibit”) of the portions of the Registration Statement that are impacted by the comments. Where a comment has been addressed for one series of the Trust (each, a “Fund”), conforming changes have been made for each other applicable Fund.

Set forth below is the response (“Response”) on behalf of the Trust and the Advisor to the oral comments that we received from you on behalf of the staff (“Staff”) in our telephone conversations of October 5, 2017 and October 6, 2017 (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below summarize the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Where we have responded to a comment concerning one Fund, we have made corresponding changes also concerning similar disclosure appearing elsewhere for other Funds in the Registration Statement. All typographical errors have been corrected but are not mentioned.

1.                  Republican Policies Fund – Seed Investor Risk - Please provide additional information regarding any payments made pursuant to a seed capital arrangement or clarify the nature of the seed purchase.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

Response: The Advisor expects that each Fund will obtain seed capital in accordance with standard procedures for exchange traded fund formation – i.e., initial shares will be created through the standard creation order process pursuant to an order placed by an Authorized Participant.  The Authorized Participant may then sell created shares into the secondary market.

In connection with the initial seeding of the Funds, the Advisor will not enter into a seed capital agreement whereby it would make a payment to a third party for such seed capital. The risk factor for Seed Investor Risk has been revised to reflect the absence of such a payment arrangement. Such revision will be reflected in a 497 final prospectus filing.

2.                  U.S. Tax Reform Fund - Principal Investment Strategies: Please clarify that shareholder consent is not required for a change in a Fund’s non-fundamental policy for which 60 days’ notice is provided to shareholders.

Response: Comment accepted. The suggested change to the disclosure will be reflected in a 497 final prospectus filing.

3.                  U.S. Tax Reform Fund: Please clarify the policy relating to how the domicile of an issuer is determined.

Response: Comment accepted. The suggested change to the disclosure will be reflected in a 497 final prospectus filing.

4.                  Please confirm that the signature page of the Registration Statement is in compliance with Section 6(a) of the Securities Act.

Response: We confirm that all required parties have executed the registration statement and that Matthew Clements functions as Principal Financial Officer and Principal Accounting Officer in his capacity as Chief Financial Officer of the Trust.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-7730. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Gregory E. Xethalis, Esq.
Gregory E. Xethalis

Exhibit A

Fund Summary Sections (All Funds) - Risk Factors (initially page 5)

Seed Investor Risk. ~~The~~Prior to the commencement of trading of the Fund, the Advisor expects ~~to make payments to one or more investors that contribute seed capital to the Fund. Such payments will be made from the assets of the Advisor and not by the Fund. Seed investors may contribute~~that one or more Authorized Participants will create Shares through the standard creation and redemption process and may subsequently hold such Shares or sell them into the secondary market. Until additional “Creation Units” are created, such Shares will represent all or a majority of the assets in the Fund, and there is a risk that such seed ~~investors may redeem their investments in the Fund~~Creation Units may be redeemed. As with redemptions by other large shareholders, such redemptions could have a significant negative impact on the Fund.

Fund Summary Sections (TAXR and EXIT) - Principal Investment Strategies (initially page 14)

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in the U.S. markets. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed without shareholder approval.

Description Of The Principal Strategies Of The Funds (page 27)

Each Fund may invest without limitation in securities of foreign issuers, including the securities of issuers located in emerging markets. These investments will typically be direct investments in the company on the respective foreign exchange or through ADRs, GDRs or EDRs. ADRs, GDRs and EDRs are typically issued by a financial institution (“Depository”) and evidence ownership interests in a security or a pool of underlying securities that have been deposited with the Depository. Notwithstanding the foregoing, under normal circumstances the U.S. Tax Reform Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. and the European Union Breakup Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members. The U.S. Tax Reform Fund and European Union Breakup Fund’s respective 80% investment policy are non-fundamental and each requires 60 days’ prior written notice to shareholders before it can be changed without shareholder approval.

Additional Investment Strategies (page 30)

~~The Advisor determines~~When determining the ~~“~~domicile~~” of issuers of securities~~ of an issuer in which ~~a Fund invests by using data provided by an unaffiliated third-party data service. Although no single factor or uniformity of factors will be required~~the Fund invests, the Advisor will consider the ~~following criteria in determining the domicile of an issuer:~~economic ties of the issuer to a particular country. The criteria considered by the Advisor in making such determination will include (i) the country in which the company is incorporated; (ii) the country in which the company is headquartered; and (iii) the country in which the company’s securities are traded in the most liquid manner.

Additional Description Of The Principal Risks Of The Funds (page 38)

Seed Investor Risk. ~~The~~Prior to the commencement of trading in a Fund, the Advisor expects ~~to make payments to one or more investors that contribute seed capital to~~that one or more ~~Funds for so long as such capital remains invested in the Fund(s). Such payments will be made from the assets of the Advisor and will be based on revenues generated by the Advisor in providing services to one or more ETFs for which it serves as investment adviser. Seed investors may contribute~~Authorized Participants will create Shares of such Fund through the standard creation and redemption process and may subsequently hold such Shares or sell them into the secondary market. Until additional “Creation Units” are created, such Shares will represent all or a majority of the assets in ~~a~~such Fund~~. There~~, and there is a risk that such seed ~~investors may redeem their investments in the Fund~~Creation Units may be redeemed. As with redemptions by other large shareholders, such redemptions could have a significant negative impact on a ~~Funds~~Fund.

Management - Investment Advisor (Page 44)

~~The Advisor expects to make payments to one or more investors that contribute seed capital to one or more Funds for so long as such capital remains invested in the Fund(s). Such payments will be made from the assets of the Advisor and will be based on revenues generated by the Advisor in providing services to one or more ETFs for which it serves as investment adviser. Seed investors may contribute all or a majority of the assets in a Fund. There is a risk that such seed investors may redeem their investments in the Fund. As with redemptions by other large shareholders, such redemptions could have a significant negative impact on a Funds.~~

Investment Objectives and Policies - Investment Restrictions (page S-4)

Prior to any change without shareholder approval in a Fund’s 80 percent investment policy, such Fund will provide shareholders with 60 days’ written notice.